December 1, 2014

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Allergan, Inc.

Request to Withdraw Definitive Proxy Statement on Schedule 14A

File No. 001-10269

Dear Ms. Chalk:

On behalf of our client, Allergan, Inc., a Delaware corporation (the “Company”), we hereby respectfully request the immediate withdrawal of the Definitive Proxy Statement on Schedule 14A, originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2014 (File No. 001-10269), along with any amendments and exhibits thereto (collectively referred to as the “Proxy Statement”).

In light of the request to the Commission by Pershing Square Capital Management, L.P. (“Pershing Square”) on November 18, 2014 to withdraw its definitive proxy statement on Schedule 14A and Pershing Square’s discontinuation of its proxy solicitation in connection with a special meeting of stockholders of the Company (the “Special Meeting”), the Company no longer believes it is necessary to pursue the matters referred to in the Proxy Statement. Definitive proxy materials with respect to the Special Meeting were filed by the Company with the Commission on November 7, 12, 13, 14 and 17, 2014. The Company has filed a Current Report on Form 8-K dated December 1, 2014 disclosing that the Special Meeting will not be held.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to call me at (202) 637-2284. Written correspondence to the Company may be directed to my attention at 555 Eleventh Street, NW Suite 1000, Washington, D.C. 20004, fax no. (202) 637-2201.

Very truly yours,

/s/ Alexander F. Cohen

Alexander F. Cohen

of LATHAM & WATKINS LLP

cc:	Arnold A. Pinkston, Esq., General Counsel

Matthew J. Maletta, Esq., Vice President, Associate General Counsel and Secretary

Scott M. Akamine, Esq., Corporate Counsel

Allergan, Inc.

Mark J. Gentile

Richards, Layton & Finger, P.A.

David A. Katz

Wachtell, Lipton, Rosen & Katz